信和置業有限公司
SINO LAND COMPANY LIMITED

02 JUL 11 AM 12:51

Our Ref.: SLC-EI/JM-2002/CS-1033

BEST AVAILABLE COPY

27 June, 2002

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wan Chai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286, U.S.A.

Attn.: Mr. Kenneth Lopian/
Ms. Jennifer Monaco

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C.20549,
U.S.A.

Attn.: Mr. Frank Zarb

02042479

SUPPL

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the press announcement on connected transactions jointly made by the Company with Tsim Sha Tsui Properties Limited regarding the Company's acquisition of Sunley Centre and disposal of Miami Beach Towers I, Miami Beach Towers II, Villa Oceania & Serenity Park published in the South China Morning Post today.

If you require any other information or documents, please feel free to contact the undersigned.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

dlw 7/12

Encl.
c.c. (1) The Bank of New York (Hong Kong) [Attn.: Mr. Michael Cole-Fontayn/Ms. Eugenia Lee]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Anita\Asset Swap\Letter-ADR

TSIM SHA TSUI PROPERTIES LIMITED

(Incorporated in Hong Kong with limited liability)

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

The respective boards of directors of TST Properties and Sino Land announce that Sino Land and Boswell, through their respective wholly-owned subsidiaries, have entered into agreements for the Acquisition on 25 June 2002 whereby King Chance will purchase the Mass Fame Shares from Millwood for a consideration of HK$1 and Sing-Ho Finance will take up the assignment of the Mass Fame Loan for a consideration of HK$96,558,776 from Cliveden Finance. The aggregate consideration of the Acquisition payable by Sino Land to Boswell through their respective wholly-owned subsidiaries is HK$96,558,777, subject to adjustment, on a dollar on dollar basis, according to the Completion Accounts. Upon completion of the Acquisition, Mass Fame will become a wholly-owned subsidiary of Sino Land.

Sino Land and the respective subsidiaries of Sino Land and Boswell, also entered into several agreements for the Disposal on 25 June 2002 whereby Sino Land will sell the Maba Trading Shares to Gornik Securities for a consideration of HK$32,610,693 and Sing-Ho Finance will assign the Miami Beach Loan of HK$18,399,992 to Seaview Finance on a dollar for dollar basis. King Chance will sell the Lead Talent Shares and the Allways Success Shares to Osborne for a consideration of HK$7,120,032 and HK$12,790,484 respectively and Sing-Ho Finance will assign the Lead Talent Loan and the Allways Success Loan of HK$13,740,449 and HK$5,108,686 respectively to Seaview Finance, in each case on a dollar for dollar basis.

The aggregate consideration of the Disposal receivable by Sino Land from Boswell through their respective wholly-owned subsidiaries is HK$89,770,336, subject to adjustment, on a dollar on dollar basis, according to the Completion Accounts. Upon completion of the Disposal, Sino Land will have no interest in Maba Trading, Lead Talent and Allways Success.

The Acquisition and Disposal are independent transactions and are not inter-conditional.

Mr. Robert Ng Chee Siong is the chairman and executive director of both TST Properties and Sino Land. Boswell, in which Mr. Robert Ng Chee Siong has a 50% interest, is an associate of Mr. Robert Ng Chee Siong under the Listing Rules. As such, Boswell is a connected party of both TST Properties and Sino Land. The Acquisition and Disposal constitute connected transactions for both TST Properties and Sino Land and are required to be disclosed pursuant to Rule 14.25(1) of the Listing Rules by way of a press announcement and inclusion in their next annual reports details of the Acquisition and Disposal.

Date of agreement:
25 June 2002

Purchasers:

For Mass Fame Shares	:	King Chance, a direct wholly-owned subsidiary of Sino Land
For Mass Fame Loan	:	Sing-Ho Finance, a direct wholly-owned subsidiary of Sino Land

Vendors:

For Mass Fame Shares	:	Millwood, an indirect wholly-owned subsidiary of Boswell
For Mass Fame Loan	:	Cliveden Finance, an indirect wholly-owned subsidiary of Boswell

Assets to be acquired:
The assets to be acquired by Sino Land's subsidiaries pursuant to the Acquisition include: i) the Mass Fame Shares and ii) the Mass Fame Loan.

Mass Fame, a direct, wholly-owned subsidiary of Millwood, is a property investment company which holds 100% interest in Sunley Centre, an industrial building which has a total lettable area of approximately 170,570 sqf. and 16 carparking spaces, as an investment property. The monthly rentals of Mass Fame is approximately HK$545,835 for May 2002.

Consideration:
The aggregate consideration for the Acquisition, comprising the Mass Fame Shares and the Mass Fame Loan is HK$96,558,777 in cash, subject to adjustment, on a dollar on dollar basis, according to the Completion Accounts of no more than HK$1 million for the Mass Fame Shares and the Mass Fame Loan.

The Mass Fame Shares
The consideration for the Mass Fame Shares is HK$1 as Mass Fame has a net liabilities of HK$2,257,073, as stated in the consolidated unaudited management accounts of Mass Fame as at 31 May 2002 as adjusted with reference to an independent valuation of Sunley Centre by Chesterton Petty Limited as at 17 June 2002.

The Mass Fame Loan
The consideration for the Mass Fame Loan is HK$96,558,776 which is calculated on the basis of the aggregate of the consolidated net asset value of Mass Fame, as adjusted to an agreed valuation of Sunley Centre (excluding the Mass Fame Loan of HK$98,815,848 due from Mass Fame to Cliveden Finance as at 31 May 2002) and the consideration for the Mass Fame Shares.

The consideration for the Acquisition will be payable in cash by Sino Land from its internal resources and/or the proceeds from the Disposal.

Completion:
Completion of the Acquisition is expected to take place as soon as practicable after signing of the above agreement (or such other date as the parties to the agreement may mutually agree which shall be within 5 business days from the date of the agreement), but not later than 4 July 2002.

Upon completion of the Acquisition, Mass Fame will become a wholly-owned subsidiary of Sino Land.

DETAILS OF THE DISPOSAL
Terms of the agreements for the Disposal
Date of agreements:
25 June 2002

Purchasers:

For Maba Trading Shares	:	Gornik Securities, an indirect wholly-owned subsidiary of Boswell
For Miami Beach Loan	:	Seaview Finance, an indirect wholly-owned subsidiary of Boswell
For Lead Talent Shares	:	Osborne, an indirect wholly-owned subsidiary of Boswell
For Lead Talent Loan	:	Seaview Finance
For Allways Success Shares	:	Osborne
For Allways Success Loan	:	Seaview Finance

Vendors:

For Maba Trading Shares	:	Sino Land
For Miami Beach Loan	:	Sing-Ho Finance
For Lead Talent Shares	:	King Chance
For Lead Talent Loan	:	Sing-Ho Finance
For Allways Success Shares	:	King Chance
For Allways Success Loan	:	Sing-Ho Finance

Assets to be disposed:
The assets to be disposed by Sino Land or its wholly-owned subsidiaries pursuant to the Disposal include: i) the Maba Trading Shares, ii) the Miami Beach Loan, iii) the Lead Talent Shares, iv) the Lead Talent Loan, v) the Allways Success Shares and vi) the Allways Success Loan.

Maba Trading, a direct, wholly-owned subsidiary of Sino Land, holds a 50% equity interest in Prestige Development, which in turn holds 100% interest in the Miami Beach Towers Phase I. In addition, Maba Trading holds 50% equity interest in Good Luck Holdings which in turn holds 100% equity interest in Pariv, which holds 100% interest in the Miami Beach Towers Phase II. The sole business of Maba Trading and Good Luck Holdings is to hold shares of Prestige Development and Pariv respectively. The Miami Beach Property comprises a total of 2 units of residential property and 664 carparking spaces located in Tuen Mun. The monthly rentals of Maba Trading is approximstely HK$182,156 for May 2002.

Lead Talent is owned as to 50% by King Chance and 50% by Osborne and holds 100% interest in the Villa Oceania Property. The Villa Oceania Property comprises 111 carparking spaces. The monthly rentals of Lead Talent is approximately HK$529,182 for May 2002.

Allways Success is owned as to 60% by King Chance and 40% by Great Trend and holds 100% interest in the Serenity Park Property. The Serenity Park Property comprises 141 carparking spaces. The monthly rentals of Allways Success is approximately HK$253,821 for May 2002.

Consideration:
The aggregate consideration of the Disposal receivable by Sino Land through its wholly-owned subsidiaries is HK$89,770,336 in cash, subject to adjustments, on a dollar on dollar basis, according to the Completion Accounts of no more than HK$1 million each for the Maba Trading Shares, the Miami Beach Loan, the Lead Talent Shares, the Lead Talent Loan, the Allways Success Shares and the Allways Success Loan respectively.

The Maba Trading Shares, the Lead Talent Shares and the Allways Success Shares
The consideration for the Maba Trading Shares is HK$32,610,693 which is based on 100% of the net asset value of Maba Trading as at 31 May 2002 as stated in Maba Trading's unaudited managements accounts as adjusted with reference to an independent valuation of the Miami Beach Property by Chesterton Petty Limited as at 17 June 2002.

The consideration for the Lead Talent Shares and the Allways Success Shares is HK$7,120,032 and HK$12,790,484 respectively which is based on 50% and 60% of the net asset value of Lead Talent and Allways Success of HK$14,240,064 and HK$21,317,474 respectively, as at 31 May 2002, as stated in the respective company's unaudited management accounts, as adjusted with reference to an independent valuation of the Villa Oceania Property and the Serenity Park Property respectively, by Chesterton Petty Limited as at 17 June 2002.

The Miami Beach Loan, the Lead Talent Loan and the Allways Success Loan
The consideration for the Miami Beach Loan is HK$18,399,992 comprising the existing loan amounts of HK$9,521,342 and HK$8,878,650 due from Prestige Development and Pariv respectively, to Sing-Ho Finance, as at 31 May 2002. The consideration for the Lead Talent Loan and the Allways Success Loan is HK$13,740,449 and HK$5,108,686 respectively, which is the existing loan amount due from Lead Talent and Allways Success to Sing-Ho Finance respectively, as at 31 May 2002.

The proceeds from the Disposal of HK$89,770,336 receivable by Sino Land will be payable in cash by Boswell in each case through their wholly-owned subsidiaries which will be used to finance the Acquisition.

Completion:
Completion of the Acquisition is expected to take place as soon as practicable after signing of the respective agreements (or such other date as the parties to the respective agreements may mutually agree which shall be within 5 business days from the date of the agreements), but not later than 4 July 2002.

Upon completion of the Disposal, TST Properties and Sino Land will record a net gain of approximately HK$26.3 million and HK$51 million respectively, subject to adjustments, on a dollar on dollar basis, according to the Completion Accounts of no more than HK$1 million each for the Maba Trading Shares, the Miami Beach Loan, the Lead Talent Shares, the Lead Talent Loan, the Allways Success Shares and the Allways Success Loan respectively. Sino Land will also cease to have any interest in Maba Trading, Lead Talent and Allways Success.

Summary of financials of the respective company in the Acquisition and Disposal

HK$	Mass Fame[1] 31 December		Maba Trading[3] 30 June		Lead Talent[4] 30 June		Allways Success[4] 30 June	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
Profit before taxation	3,417,060	4,399,213	565,593	8,230,635	3,359,419	1,298,301	2,599,666	2,526,837
Profit after taxation	3,417,691	4,263,213	605,129	6,985,135	2,929,522	1,273,301	2,204,134	2,122,065
Net asset value/(net liabilities)[2]	(3,956,032)	(7,373,723)	58,876,157	65,443,088	21,534,478	24,704,956	44,705,433	50,001,299

Notes

(1) Unaudited consolidated accounts based on the audited company accounts of Mass Fame and its wholly-owned subsidiary, Weiland Development respectively.

(2) The net liabilities include shareholders loan of HK$100,404,258 and HK$103,242,811 for the year ended 31 December 2001 and 31 December 2000 respectively.

(3) Based on the audited accounts of Maba Trading, Prestige Development and Pariv respectively.

(4) Based on their respective audited accounts.

BEFORE AND AFTER THE ACQUISITION AND DISPOSAL
Simplified shareholding charts before and after the Acquisition and Disposal are set out below:

Before:



TST Properties
31.65%
Sino Land
Boswell
100%
King Chance
100%
100%
Millwood
60%
50%
50%
100%
100%
Allways Success
Serenity Park Property
Villa Oceania Property
Miami Beach Towers Phase I
Maba Trading
Sunley Centre
100%


TST Properties
51.65%
Sino Land
100%
King Chance
100%
Mass Fame
100%
Weiland Development
100%
Sunley Centre

REASONS AND BENEFITS OF THE ACQUISITION AND DISPOSAL

The Directors consider that the Acquisition will enable TST Properties and Sino Land to increase and enhance the industrial property portfolio as Sino Land will be holding Sunley Centre. Sino Land has substantial expertise in managing industrial buildings. TST Properties and Sino land will benefit from economy of scale with the leasing and management expertise in industrial properties. The acquisition of Sunley Centre would provide an opportunity for TST Properties and Sino Land to maximise the value of this property.

The Directors also consider that the Disposal will allow TST Properties and Sino Land to dispose of the interest in the carparking spaces of Miami Beach Property, Villa Oceania Property and Serenity Park Property, as Sino Land does not have controlling interest in these properties.

The current rental yield of the disposed properties is approximately 6.58% p.a. whereas the yield of the acquired property is of a higher rate of approximately 6.75% p.a.

The Directors (including the independent non-executive directors) therefore, consider that the Acquisition and the Disposal are fair and reasonable and in the interests of both TST Properties and Sino Land. The considerations for the Acquisition and Disposal are based on arm's length negotiation between the parties and on normal commercial terms with reference to the independent valuation for the Miami Beach Property, the Villa Oceania Property, the Serenity Park Property and Sunley Centre respectively by Chesterton Petty Limited as at 17 June 2002.

The Acquisition and Disposal are independent transactions and are not inter-conditional.

CONNECTION BETWEEN PARTIES

Mr. Robert Ng Chee Siong is the chairman and executive director of both TST Properties and Sino Land. Boswell, in which Mr. Robert Ng Chee Siong has a 50% interest, is an associate of Mr. Robert Ng Chee Siong under the Listing Rules. As such, Boswell is a connected party of both TST Properties and Sino Land. The Acquisition and Disposal constitute connected transactions pursuant to Rule 14.23(1) of the Listing Rules.

As the aggregate consideration of the Acquisition and Disposal is less than 3% of the latest published net tangible asset value of TST Properties and Sino Land respectively, the Acquisition and Disposal are required to be disclosed by way of a press announcement and inclusion in the respective next annual reports details of the Acquisition and Disposal by both TST Properties and Sino Land pursuant to Rule 14.25(1) of the Listing Rules.

GENERAL

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	The acquisition of the Mass Fame Shares and the take up of the assignment of the Mass Fame Loan.
"Allways Success"	Allways Success Development Limited, a holding company which is owned as to 60% by King Chance and 40% by Great Trend. It holds 100% interest in the Serenity Park Property.
"Allways Success Loan"	A loan of HK$5,108,686 due from Allways Success to Sing-Ho Finance as at 31 May 2002 and is to be assigned to Seaview Finance by Sing-Ho Finance on a dollar for dollar basis.
"Allways Success Shares"	The 60,000 existing shares of HK$1 each of Allways Success held by King Chance, representing 60% of the existing issued share capital of Allways Success and are to be acquired by Osborne from King Chance.
"Boswell"	Boswell Holdings Limited, an investment holding company in which Mr. Robert Ng Chee Siong, a director of TST Properties and Sino Land, holds a 50% equity interest.
"Cliveden Finance"	Cliveden Finance Company Limited, an indirect, wholly-owned subsidiary of Boswell. It is the vendor of the Mass Fame Loan to Sing-Ho Finance.
"Completion Accounts"	The audited balance sheets of Mass Fame, Maba Trading, Prestige Development, Pariv, Lead Talent and Allways Success, as at 31st May 2002.

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"Directors"	Directors of TST Properties and Sino Land respectively.
"Disposal"	The sale of the Maba Trading Shares, the Lead Talent Shares and the Allways Success Shares, and the assignment of th Miami Beach Loan, the Lead Talent Loan and the Allways Success Loan.
"Good Luck Holdings"	Good Luck Holdings Limited, a holding company which is owned as to 50% by Maba Trading and 50% by Gorni Securities. It holds 100% equity interest in Pariv.
"Gornik Securities"	Gornik Securities Limited, a direct, wholly-owned subsidiary of Osborne. It is the purchaser of the Maba Trading Share from Sino Land.
"Great Trend"	Great Trend Investment Limited, an independent third party not connected with the directors, chief executive an substantial shareholders of TST Properties and Sino Land or any of its subsidiaries or their respective associates. holds a 40% equity interest in Allways Success.
"HK$"	Hong Kong dollars
"King Chance"	King Chance Development Limited, a direct, wholly-owned subsidiary of Sino Land. It is the purchaser of the Ma Fame Shares from Millwood and the vendor of the Lead Talent Shares and the Allways Success Shares to Osborne.
"Lead Talent"	Lead Talent Investment Limited, a company which is owned as to 50% by King Chance and 50% by Osborne. It hol 100% interest in the Villa Oceania Property.
"Lead Talent Loan"	A loan of HK$13,740,449 due from Lead Talent to Sing-Ho Finance as at 31 May 2002 and is to be assigned to Seavi Finance by Sing-Ho Finance on a dollar for dollar basis.
"Lead Talent Shares"	The 500,000 existing shares of HK$1 each of Lead Talent held by King Chance, representing 50% of the existing issu capital of Lead Talent and are to be acquired by Osborne from King Chance.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Maba Trading"	Maba Trading S.A., a direct, wholly-owned subsidiary of Sino Land. It holds 50% equity interest in both Presti Development and Good Luck Holdings respectively.
"Maba Trading Shares"	The 2 existing shares of US$100 each of Maba Trading held by Sino Land, representing 100% of the existing issu share capital of Maba Trading and are to be acquired by Gornik Securities from Sino Land.
"Mass Fame"	Mass Fame Investment Limited, a direct, wholly-owned subsidiary of Millwood. It holds 100% equity interest i Weiland Development.
"Mass Fame Loan"	A loan of HK$98,815,848 due from Mass Fame to Cliveden Finance as at 31 May 2002 and is to be assigned to Sing-H Finance by Cliveden Finance.
"Mass Fame Shares"	The 100,000 existing shares of HK$1 each of Mass Fame held by Millwood, representing 100% of the existing issue share capital of Mass Fame and are to be acquired by King Chance from Millwood.
"Miami Beach Loan"	A total loan of HK$18,399,992 comprising the loan amounts of HK$9,521,342 and HK$8,878,650 due from Prestige Development and Pariv respectively to Sing-Ho Finance as at 31 May 2002. These loans are to be assigned to Seaview Finance by Sing-Ho Finance on a dollar for dollar basis.
"Miami Beach Property"	Miami Beach Towers Phase I and Miami Beach Towers Phase II.
"Miami Beach Towers Phase I"	It comprises 332 carparking spaces and 2 residential units (with a total GFA of 2,142 sqf.) in a residential development known as Miami Beach Towers, located at 268 Wu Chui Road, Tuen Mun.
"Miami Beach Towers Phase II"	It comprises 332 carparking spaces in a residential development known as Miami Beach Towers Phase II, located at 268 Wu Chui Road, Tuen Mun.
"Millwood"	Millwood Limited, an indirect, wholly-owned subsidiary of Boswell. It holds 100% equity interest in Mass Fame and is the vendor of the Mass Fame Shares to King Chance.
"Osborne"	Osborne Investments Ltd., an indirect, wholly-owned subsidiary of Boswell. It holds 100% and 50% equity interest in Gornik Securities and Lead Talent respectively and is the purchaser of the Lead Talent Shares and the Allways Success Shares from King Chance.
"p.a."	Per annum.
"Pariv"	Pariv Limited, a direct, wholly-owned subsidiary of Good Luck Holdings. It holds 100% interest in Miami Beach Towers Phase II.
"Prestige Development"	Prestige Development Limited, a holding company which is owned as to 50% by Maba Trading and 50% by Gornik Securities. It holds 100% interest in the Miami Beach Towers Phase I.
"Seaview Finance"	Seaview Finance Company Limited, an indirect, wholly-owned subsidiary of Boswell. It is the purchaser of the Miami Beach Loan, the Lead Talent Loan and the Allways Success Loan from Sing-Ho Finance.
"Serenity Park Property"	It comprises 141 carparking spaces in a residential development known as Serenity Park Phase I, located at 18 Tai Po Tau Road, Tai Po.
"Sing-Ho Finance"	Sing-Ho Finance Company Limited, a direct, wholly-owned subsidiary of Sino Land. It is the purchaser of the Mass Fame Loan from Cliveden Finance and the vendor of the Miami Beach Loan, Lead Talent Loan and the Allways Success Loan to Seaview Finance.
"Sino Land"	Sino Land Company Limited, a company whose shares are listed on the Stock Exchange. It is the vendor of the Maba Trading Shares to Gornik Securities.
"sqf."	Square feet.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sunley Centre"	It comprises an industrial building known as Sunley Centre located at 9 Wing Yip Street, Tsuen Wan with a total lettable area of approximately 170,570 sqf. and 16 carparking spaces.
"TST Properties"	Tsim Sha Tsui Properties Limited, a company whose shares are listed on the Stock Exchange.
"Villa Oceania Property"	It comprises 111 carparking spaces in a residential development known as Villa Oceania, located at 8 On Chun Street, Ma On Shan.
"Weiland Development"	Weiland Development Company Limited, a direct, wholly-owned subsidiary of Mass Fame. It holds 100% interest in Sunley Centre.
"%"	Per cent

By order of the board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By order of the board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

5

Hong Kong, 26 June 2002